Exhibit 99.19

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

The Port Arthur Steam Cracker in Texas is Now Processing Ethane

from Shale Gas

Paris, May 23, 2013—To capitalize on the shale gas revolution in the United States, the BASF TOTAL Petrochemicals LLC (BTP) joint venture (40% Total, 60% BASF) revamped the Port Arthur steam cracker in Texas to process ethane, found in abundance in U.S. shale gas.

“Our strategy in the United States consists of consolidating our production base by taking advantage of market trends,” commented Patrick Pouyanné, President of Total Refining & Chemicals. “The Port Arthur steam cracker is one of the biggest in the world, with a capacity of 1 million tons of ethylene per year. It was commissioned in 2001 to process naphtha, distilled from petroleum. In response to petroleum product price hike and the emergence of abundant gas resources, we adapted the steam cracker to give it flexibility and maintain its competitiveness. It can now use as a feedstock ethane, which costs around $30 per barrel of oil equivalent (boe)—versus around $100/boe for naphtha — and liquefied petroleum gases such as butane and propane, which are also cheaper.”

The Port Arthur steam cracker can now be supplied with ethane produced at the Mont Belvieu, Texas site, through which most U.S. natural gas liquids transit. Since early April, the BTP steam cracker has the capability to produce up to 40% of its ethylene from ethane and another 40% from butane and propane. In addition to this project, BTP has also begun building a tenth ethane cracking furnace, scheduled to come on stream in the second quarter of 2014. The new furnace will improve the steam cracker’s availability and increase its cracking capacity by nearly 15%, making it even more efficient.

“In light of the impact of the shale gas revolution on the global petrochemical industry, Total is also examining a project to build a new ethane steam cracker that would be tied to the original Port Arthur steam cracker to capture maximum synergies while leveraging this cost-advantaged feedstock,” added Mr. Pouyanné.

As part of its integrated strategy, Total is earmarking its share of ethylene produced by BTP for its Bayport polyethylene plant and its share of propylene for its La Porte polypropylene plant, the world’s biggest. Both facilities are located in Texas.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

About Total Petrochemicals & Refining USA, Inc. (TPRI)

Total Petrochemicals & Refining USA, Inc. (TPRI) is part of the of Refining & Chemicals division of Total S.A. TPRI is headquartered in Houston and is a major producer of petroleum-based products, olefins, styrene and polymers as polypropylene, polystyrene, and polyethylene in the United States. The company employs more than 1,600 who work in manufacturing and research/development activities in Texas and Louisiana.

www.totalpetrochemicalsrefiningusa.com.

About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow.

www.total.com